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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
F O R M   3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------

1. Name and Address of      2. Date of Event        4. Issuer Name and Ticker
   Reporting Person*           Requiring Statement     or Trading Symbol
                               (Month/Day/Year)

  IFG Investments Services,    November 1, 2002       Net Force Systems, Inc.
  Inc.
  -------------------------    ----------------       ------------------------
  (Last)  (First) (Middle)

  Suite 4, Temple Building
  Main and Prince William Sts.
  -----------------------------
        (Street)

  Charlestown, Nevis WI
  -----------------------
    (City) (State) (Zip)

3. I.R.S. Identification  5. Relationship of Reporting  6. If Amendment, Date of
   Number of Reporting       Person(s) to Issuer           Original (Month/Day/
   Person, if an entity      (Check all applicable)        Year)
   (voluntary)
   NONE                         Director     X  10% Owner
   ---------------------    ---             ---            ---------------------
                                Officer         Other
                                (give title    (specify  7. Individual or Joint/
                            ---  below)     --- below)      Group Filing (Check
                                                            Applicable Line)

                            ------------------------      X  Form filed by One
                                                         --- Reporting Person

                                                             Form filed by More
                                                         --- than One Reporting
                                                             Person


                         Table I -- Non-Derivative Securities Beneficially Owned
                         -------------------------------------------------------

1. Title of Security  2. Amount of      3. Ownership Form:   4. Nature of
   (Instr. 4)            Securities        Direct (D) or        Indirect
                         Beneficially      Indirect (I)         Beneficial
                         Owned             (Instr. 5)           Ownership
                         (Instr. 4)                             (Instr. 5)

Common Shares             6,027,870              D              By Corporation
--------------------     ------------      ---------------      --------------

--------------------     ------------      ---------------      --------------

--------------------     ------------      ---------------      --------------

     Table II-- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

1. Title of    2. Date Exer-  3. Title and  4. Conver-  5. Owner-  6. Nature of
   Derivative     cisable and    Amount of     sion or     ship       Indirect
   Security       Expiration     Securities    Exercise    Form of    Beneficial
   (Instr. 4)     Date           Underlying    Price of    Deriv-     Ownership
                  (Month/Day/    Derivative    Deri-       ative      (Instr. 5)
                  Year)          Security      vative      Security:
                                 (Instr. 4)    Security    Direct
                                                           (D) or
                                                           Indirect
                                                           (I)
                                                           (Instr. 5)
               Date    Expir-   Title Amount
               Exer-   ation          or
               cisable Date           Number
                                      of
                                      Shares
   N/A         N/A     N/A      N/A   N/A      N/A         N/A        N/A
   ----------  --------------   -------------  --------    ---------- ----------

   ----------  --------------   -------------  --------    ---------- ----------

   ----------  --------------   -------------  --------    ---------- ----------

   ----------  --------------   -------------  --------    ---------- ----------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses: Net Force Systems Inc. was declared effective on November 1, 2002 to have its shares registered for distribution. IFG Investments Services Inc did not know it had to file this form 3 until January, 2003. No Net Forces Systems Inc. shares have been disposed of by IFG Investments Services Inc.


                         /s/ Daniel MacMullin                  January 17, 2003
                       -------------------------------         -----------------
                       Daniel MacMullin, President and         Date
                           Chief Executive Officer


     * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.